Exhibit 21.1

SUBSIDIARIES OF COINBASE GLOBAL, INC.*

Subsidiary name	Jurisdiction of incorporation
Coinbase, Inc. Coinbase Ireland Limited Tagomi Trading LLC	Delaware, United States Ireland Delaware, United States
*
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Coinbase Global, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.